Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 15, 2020

Ms. Stacie Gorman

Ms. Pam Long

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:                             Therapeutics Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted May 14, 2020
CIK No. 0001811764

Dear Mses. Gorman and Long:

This letter is confidentially submitted on behalf of Therapeutics Acquisition Corp. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft Registration Statement on Form S-1 confidentially submitted on May 14, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated June 10, 2020 to Peter Kolchinsky, Chief Executive Officer (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Confidential Form S-1

Summary

Initial Business Combination, page 5

1.                                      We note the disclosure that NASDAQ rules require that the initial business combination have an aggregate fair market value of at least 80% of the value of the assets held in the trust account. We also note the risk factor on page 60 that NASDAQ may delist your securities from trading on its exchange. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq and add appropriate risk factor disclosure.

Response to Comment No. 1: The Company respectfully advises the Staff that the 80%  rule is included in the certificate of incorporation of the Company and as a result will continue to apply to the Company in the event the Company is delisted from NASDAQ. Further, the Company respectfully advises the Staff that we have revised the disclosure on pages 38 and 49 and elsewhere in Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 36

2.                                      Please include risk factor disclosure that you may redeem unexpired warrants at a time that is disadvantageous to holders, or even though a holder fails to receive notice of redemption, which may force holders to exercise or sell warrants when they might otherwise wish to hold them, or to receive the nominal redemption price which is likely to be substantially less than the market value of the warrants. In addition, if you can call warrants for redemption even when they are not exercisable, for example, when the underlying shares have not been registered or exempt under state law, please describe this in a risk factor disclosing the risk that redemption could force holders to receive only the nominal redemption price, which would likely be substantially less than the market value of the warrant.

Response to Comment No. 2: The Company respectfully advises the Staff that we have included revised risk factor disclosure on page 56 of Amendment No. 1 in response to the Staff’s comment.

If we seek stockholder approval of our business combination…, page 42

3.                                      Please reconcile disclosure in this risk factor with disclosure elsewhere in your filing as to the limitation on the percentage of shares, 20% or 15%, that holders or groups of holders may redeem if you seek stockholder approval of your business combination. .

Response to Comment No. 3: The Company respectfully advises the Staff that it has revised the disclosure on page 42 of Amendment No. 1 to clarify that the percentage of shares that holders or groups of holders may redeem if we seek stockholder approval of our business combination is 15%.

Manner of conducting redemptions, page 90

4.                                      Please reconcile disclosures on pages 26 and 90, and in the risk factor entitled “A public stockholder who fails to vote…” on page 57 as to whether public stockholders that do not vote for or against a proposed business combination will be entitled to redeem their shares.

Response to Comment No. 4: The Company respectfully advises the Staff that we have removed the risk factor disclosure on page 57 of Amendment No. 1 in response to the Staff’s comment.

Principal stockholders, page 113

5.                                      We note your disclosure that immediately after the offering, your sponsor will beneficially own 20% of the common stock and will have the right to elect all directors prior to the initial business combination. Please explain how the sponsor will be able to elect all directors between the time of this offering and a business combination. In this regard, we note disclosure in the section entitled “Voting rights” on page 19 and page 119 of your filing that you are required by Delaware law to hold an annual meeting of stockholders to elect directors and that in any matter submitted to a vote, holders of the public shares and the founder shares (or Class A and Class B shares) will vote together as a single class.

Response to Comment No. 5: The Company respectfully advises the Staff that it has revised the disclosure on page 113 of Amendment No. 1 to make clear that our Sponsor does not have the right to elect all of our directors prior to the initial business combination .

6.                                      The sponsor will have the right to elect all directors such that you will qualify as a controlled company under Nasdaq’s corporate governance rules prior to the initial business combination, please disclose this and indicate whether you intend to rely on any exemptions from the corporate governance rules that are available to a controlled company. If so, please also include appropriate risk factors discussing the implication of the exemptions as a controlled company.

Response to Comment No. 6: The Company respectfully advises the Staff that it has revised the disclosure on page 113 of Amendment No. 1 as noted above in Comment No. 5. Consequently, the Company will not be a controlled company prior to the initial business combination and, accordingly, will not rely on any exemptions from Nasdaq’s corporate governance rules that are available to a controlled company.

Redemption of Public Stockholders’ Warrants for Cash, page 123

7.                                      We note disclosure that you may call for warrants for cash redemption once the warrants become exercisable, even if you are unable to register or qualify the underlying securities for sale under applicable state securities laws. Please reconcile this with the statement on page 122 that no warrant will be exercisable unless the shares underling the warrant have been registered, qualified or deemed to be exempt under applicable state securities laws.

Response to Comment No. 7: The Company respectfully advises the Staff that it has revised the disclosure on page 115 of Amendment No. 1 in response to the Staff’s comment.

Redemption of Public Stockholders’ Warrants for shares of Class A Common Stock, page 124

8.                                      Please clarify how you will determine the number of shares to be issued to non-exercising warrant holders, if any, upon redemption of their warrants at a value of $0.10 per share.

Response to Comment No. 8:   The Company respectfully acknowledges the Staff’s comment and advises the Staff that no shares of Class A common stock will be issued to non-exercising warrant holders upon redemption of their warrants. Such holders will receive $0.10 per warrant upon redemption of their warrants.

9.                                      Please clarify, if true, that the numbers of shares issuable upon exercise of warrant during the notice period for a redemption for shares of Class A common stock, as shown in the table on page 125, are net of the warrant exercise price, and that the exercise of any warrant during this period will be done on a cashless basis.

Response to Comment No. 9: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the redemption for shares of Class A common stock is not net of the warrant exercise price because the exercise is on a cashless basis without payment of the $11.50 exercise price. The Company respectfully advises the Staff that it has revised the disclosure on page 125 of Amendment No. 1 to make such clarification in response to the Staff’s comment.

10.                               On page 126, you state that if you redeem the warrants when the shares of Class common stock are trading below the exercise price, warrant holders could receive fewer shares of Class A common stock that they would have received “if they had chosen to wait to exercise their warrants…” Please explain what rights warrant holders have to “wait to exercise” their warrants once you have elected to redeem them, or revise to remove the implication that they could do so.

Response to Comment No. 10: The Company respectfully advises the Staff that warrant holders do not have additional rights to elect to wait to exercise their warrants once the Company has elected to redeem the warrants. The Company respectfully advises the Staff that it has revised the disclosure on page 126 of Amendment No. 1 in response to the Staff’s comment.

Redemption Procedures and Cashless Exercise, page 126

11.                               Please clarify, if true, that the cashless exercise procedure you describe in this section applies only in connection with redemptions for cash (when the market value of your common stock is at least $18 per share), described on page 123, rather than redemptions for shares of Class A Common Stock. We understand that the number of shares to be issued upon the exercise of warrants in connection with a redemption for Class A Common Stock is determined with reference to the table on page 125, rather than the formula described in this section.

Response to Comment No. 11: The Company respectfully advises the Staff that it has revised the disclosure on page 127 Amendment No. 1 to clarify that the cashless exercise procedures referenced above only applies to redemptions for cash.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3152.

Sincerely,

/s/ Daniel Espinoza, Esq.

Enclosures:

cc: Peter Kolchinsky, Ph.D., Chief Executive Officer, Therapeutics Acquisition Corp.
Matthew Hammond, Ph.D., Chief Financial Officer, Therapeutics Acquisition Corp.
Jocelyn Arel, Esq., Goodwin Procter LLP